919 THIRD AVENUE NEW YORK, NY 10022-3908

Martin C. Glass
Tel.: 1-212-891-1672
Fax: 1-212-909-0882
MGlass@jenner.com

December 6, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Attn: Perry J. Hindin, Special Counsel

Office of Mergers and Acquisitions

Re:                 Nevsun Resources Ltd.

Schedule 14D-1F

Filed September 14, 2018 by Zijin Mining Group Co. Ltd.

File No. 5-85195

Ladies and Gentlemen:

On behalf of Zijin Mining Group Co. Ltd. (the “Company”), we hereby respectfully file the Company’s responses to the comments contained in your letter, dated September 25, 2018, relating to the Company’s Schedule 14D-1F, filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2018. The comments of the Staff of the Commission (the “Staff”) are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each such comment.

Today, the Company has also transmitted for filing Amendment No. 1 to its original Schedule 14D-1F filing (the “Amendment”), which amends certain information.  If applicable, we have noted relevant page numbers where the Company has revised its original Schedule 14D-1F filing in response to the Staff’s comments.

General

1.              We note the disclosure on page ii and 21 indicating that the Offeror may acquire beneficial ownership of Nevsun Shares outside the tender offer (through the facilities of the TSX and NYSE MKT) during the pendency of the Offer. Please advise how such purchases are consistent with Exchange Act Rule 14e-5. To the extent the Offeror is relying upon Rule 14e-5(b)(12), please advise how each of the specified conditions therein have been or will be satisfied.

CHICAGO LONDON LOS ANGELES NEW YORK WASHINGTON, DC	WWW.JENNER.COM

Response:  With certain exceptions, Rule 14e-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits a “covered person” from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except pursuant to such offer. The duration of the prohibition under Rule 14e-5 under the Exchange Act continues from the time of the public announcement of the offer until the date that the offer expires. In the present case, any purchases of additional shares of Nevsun Resources Ltd. (“Nevsun”) in the open market or otherwise, but outside of the exchange offer, will be structured to comply with one of the exceptions to Rule 14e-5 under the Exchange Act until the date that the offer expires. In particular, Rule 14e-5(b)(12)(i) under the Exchange Act permits purchases or arrangements to purchase securities subject to a tender offer by an offeror or its affiliates to be made in accordance with the laws of the subject company’s home jurisdiction, subject to certain conditions. While the Company does not currently intend to make any purchases of such shares outside the tender offer either directly or through any advisor, broker or other financial institution acting as their agent pursuant to Rule 14e-5(b)(12) under the Exchange Act, should it decide to do so in the future, the Company respectfully submits that such purchases would be subject to, and comply with, the conditions of such rule:

(a)                                 Nevsun qualifies as a “foreign private issuer” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act.

(b)                                 The Company reasonably expects that the tender offer meets the conditions for reliance on the Tier II cross-border exemptions set forth in Rule 14d-1(d) under the Exchange Act (the “Tier II Exception”). The Company conducted the calculation of U.S. ownership of Nevsun shares pursuant to Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 (the “Look-through Test”). The Company obtained a shareholder identification list from Nevsun, which indicated that approximately 19% of its outstanding shares were owned by U.S. holders as of August 1, 2018 (a date no more than 60 days before and no more than 30 days after the public announcement of the tender offer on September 5, 2018). The Company does not know and has no reason to know that the level of U.S. ownership exceeds 40% of Nevsun’s outstanding shares.

(c)                                  No purchases or arrangements to purchase Nevsun shares except pursuant to the tender offer will be made in the United States.

(d)                                 Schedule 14D-1F discloses prominently on pages ii and 21 of the original Schedule 14D-1F filing (including as amended on pages 4 and 6 of the Amendment) the possibility of purchases or arrangements to purchase Nevsun shares outside of the tender offer and the manner in which information regarding such purchases will be disseminated.

(e)                                  There will be public disclosure in the United States, to the extent that such information is made public in Nevsun’s home jurisdiction of Canada, of information regarding all purchases by the Company of Nevsun shares and related securities otherwise than pursuant to the tender offer from the time of public announcement of the tender offer until the tender offer expires.

(f)                                   Purchases or arrangements to purchase Nevsun shares outside the tender offer by the Company and its affiliates will satisfy the following additional condition: the tender offer price will be increased to match any consideration paid outside of the tender offer that is greater than the tender offer price.

Purchases or arrangements to purchase Nevsun shares outside the tender offer by an affiliate of a financial advisor will satisfy the additional conditions set forth in Rule 14e-5(b)(12)(i)(G) under the Exchange Act. Except as otherwise exempted, the Company will comply with Rule 14e-5 under the Exchange Act.  The Company has revised the disclosure to make clear that purchases or arrangements to purchase Nevsun shares outside of the tender offer will only be made through the facilities of the TSX and not NYSE MKT on page 6 of the Amendment.

Forward Looking Statements, page iii

2.              We note the reference to “forward-looking statements” within the meaning of Applicable Securities Laws, which includes United States securities Laws. We remind you that the safe harbor protections for forward-looking statements contained in the U.S. federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Also see Question 117.05 of the Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009). Please revise accordingly and ensure future filings filed in connection with this transaction comply with this comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure to make clear that “forward-looking statements” is within the meaning of Canadian securities laws on page 5 of the Amendment.

Conditions of the Offer, page 16

3.              We note the disclosure in clause (d)(i) of this section, including the language that “with respect to an Eritrean Governmental Entity, no act, action, suit, demand, proceeding, objection or opposition shall have been... threatened before or by any Eritrean Governmental Entity, whether or not having the force of law: which…negatively impacts the ability of the Offeror to proceed with…the Offer…” (emphasis added). A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the Offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. To avoid the potential implication that that these conditions may be triggered at the election of the Offeror or that the Offeror may conduct an illusory offer in potential contravention of Exchange Act Section 14(e), please revise this condition to include an objective standard, such as a standard of reasonableness, against which the Offeror’s discretion may be judged.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amendment.

4.              Disclosure in the first full paragraph on page 17 following the enumerated conditions indicates that the Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including, without limitation, any action or inaction by the Offeror giving rise to any such assertions). The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the Offeror. Please revise to remove the implication that the conditions may be triggered at the election of the Offeror.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amendment.

5.              We also note the disclosure in this same paragraph indicating that the Offeror may waive any of the foregoing conditions in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time (emphasis added), without prejudice to any other rights which the Offeror may have. Similar disclosure is found in the second whole paragraph on page 16 indicating that the Offeror “shall have the right to withdraw the Offer…if the following conditions are not satisfied or waived by the Offeror in whole or in part at or prior to the Expiry Time or such…later time during which Nevsun Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter…” (emphasis added). Please describe the circumstances pursuant to which the Offeror may assert or waive conditions after expiration of the Offer, other than conditions relating to the receipt of government regulatory approvals necessary to complete the Offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amendment.

6.              We also note the disclosure in this same paragraph relating to the Offeror’s failure to exercise or assert the rights described in this section. This language suggests that if a condition is triggered and the Offeror fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a Offeror decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Please advise us as to your understanding of the Offeror’s obligation, if any, under Applicable Securities Laws, to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, please advise us as to your understanding of the Offeror’s obligation under Applicable Securities Laws to inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Response:  The Company acknowledges and agrees with the Staff’s view that when a condition is triggered and the offeror decides to proceed with the offer notwithstanding the occurrence of such condition being triggered, such decision is tantamount to a waiver of the triggered condition.  The Company also advises the Staff regarding its view that, depending on the materiality of a waived condition, if any, and the number of days remaining in the offer at the time of such waiver, the Company may be required to extend the offer and recirculate new disclosure to security holders. The Company confirms its understanding of its obligation to promptly inform security holders regarding how it intends to proceed where an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, rather than waiting until the end of the offer period.  If the condition is one where satisfaction of the condition may be determined only upon expiration, the Company will promptly disclose how it intends to proceed promptly thereafter, but in no event later than 9 am on the business day following the expiration of the offer.

7.              We also note the disclosure that indicates, “[a]ny determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding for all purposes.” Notwithstanding the disclaimer on the top of page v, please advise us as to what consideration you gave to revising the disclosure to indicate that security holders may challenge the Offeror’s determinations in a court of competent jurisdiction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amendment.  The Company further acknowledges that security holders may challenge the Company’s determination in a court of competent jurisdiction.

*  *  *

We thank the Staff for its courtesies and trust the foregoing is responsive to the Staff’s comments.  If you have any questions regarding this letter, please do not hesitate to call me at (212) 891-1672 or Jeffrey R. Shuman of Jenner & Block LLP at (312) 840-8695.

Sincerely,

/s/ Martin Glass
Name: Martin Glass
Title: Jenner & Block LLP

cc:                                Jeffrey R. Shuman, Jenner & Block LLP

John S.M. Turner, Fasken Martineau DuMoulin LLP

Bradley A. Freelan, Fasken Martineau DuMoulin LLP